August 10, 2022

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Jennifer Angelini

Re:	Forza X1, Inc. Registration Statement on Form S-1, as amended File No: 333-261884 Withdrawal of Request for Acceleration

Ladies and Gentlemen:

Forza X1, Inc. (the “Registrant”) hereby respectfully requests withdrawal of its acceleration request letter filed as correspondence via EDGAR on August 2, 2022, which requested that the above-referenced Registration Statement on Form S-1, as amended (File No. 333-261884) become effective on Wednesday, August 10, 2022, at 5:00 p.m., Eastern Time, or as soon thereafter as is practicable. The Registrant is no longer requesting that such Registration Statement be declared effective at this specific date and time and the Registrant hereby formally withdraws its request for acceleration of the effective date as stated above.

If you have any questions regarding the foregoing, please contact our counsel at Blank Rome LLP, Leslie Marlow (212) 885-5358 or Patrick Egan at (212) 885-5346.

Very truly yours,

FORZA X1, INC.

By:	/s/ Jim Leffew
Name:	Jim Leffew
Title:	President and Chief Executive Officer

cc:	Joseph C. Visconti, Executive Chairman, Forza X1, Inc. Leslie Marlow, Esq., Blank Rome LLP Patrick Egan, Esq., Blank Rome LLP